

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 29, 2017

Marcus Schenck
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany

> **Re: Deutsche Bank Aktiengesellschaft**
> **Registration Statement on Form F-3**
> **Filed June 22, 2017**
> **File No. 333-218897**

Dear Mr. Schenck:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Ward Greenberg, Esq.